Filed by Aetna Inc.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
of the Securities Exchange Act of 1934

Subject company: Coventry Health Care, Inc.

Commission File No. for Registration
Statement on Form S-4: 333-184041

The following excerpts are from a transcript of Joseph Zubretsky’s presentation at the Credit Suisse 2012 Healthcare Conference held on November 14, 2012. The complete transcript was posted to Aetna’s external website on September 15, 2012.

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Joseph Zubretsky - Aetna Inc. - SEVP, CFO

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We also did an excellent job of deploying capital. Now, we didn't buy back shares due to the pending Coventry acquisition, but we certainly harvested the cash flow out of regulated subsidiaries. Our 2012 estimate of subsidiary dividends will be nearly $2 billion at $1.9 billion. We just financed the Coventry transaction in the bond market, had great execution of five, 10 and 30-year bonds at a weighted average coupon of 2.35% -- 65% of this transaction financed at 2.35% pretax blended.

And of course, following the Coventry shareholder vote, which is still expected for November 21, we should be back in the market repurchasing shares, but bear in mind, although we haven't repurchased shares, we've still been building the excess cash flow at the parent company. That's important.

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Let’s talk a little bit about our pending acquisition of Coventry Healthcare. The Coventry acquisition, in our view, is both strategically compelling and financially attractive. It’s helped us increase our exposure to government-based programs. Historically, Aetna had about 20% of its revenues exposed to Medicare and Medicaid and this increases it to slightly over 30%. It adds great cash flows from non-regulated businesses. It enhances our local market presence. They had density where we lack density, particularly in the middle part of America -- Nebraska, Missouri and Kansas.

They played well in MSAs, where we have struggles historically of creating footprint -- Pittsburgh and St. Louis, for instance, so a very good complementary footprint. In Medicaid, we pick up 10 states for a new one and as you know, we’ve said many times, Medicaid, TANF and SCHIP’s footprint is key and critical to getting access to the dual-eligible population which is very a important strategic aspect of our growth going forward.

The financial returns are going to be excellent. We promised you $0.45 of accretion the first full year, and $0.90 in the second full year, ROICs in the low teens, ROEs in the high teens, and again, as I said, when you finance two-thirds of an acquisition with 2.35% pretax money, it can’t be financed any more attractively than it is.

We stick with our strategy and advancing the core business, Coventry is very locally based. They’re very focused on local market density and local market dynamics. They have excellent local operators. They very much focus on low cost. They have very good competitive products in the marketplace that are very attractive to the low end of the market, the middle on down.

It adds 4 million members, 1.5 million Part D members, and as I said, it increases our exposure to government programs up to 30%, and we didn’t pay pure-play multiples to access it. We paid a diversified managed care multiple in order to access government exposure.

In our emerging businesses, it gives us the ability to take our Accountable Care Solutions business and build ACOs where they have density. If we can bring an ACO to where they already have a good footprint and a low-cost structure, we can win, and win big.

And lastly, there’s going to be excellent cash flows in this transaction -- $2.3 billion of proforma cash flow and as I said, the ROEs and ROICs are very attractive.

Here’s the schedule of the financial returns we promised, as I said, $0.45 and $0.90 in each of the first two years, full years of ownership. The synergies will build to $400 million annualized for 2015 and we’re very confident in achieving those synergies mostly coming from the SG&A line.

We will have transaction-related expenses, $125 million pretax between 2012 and 2013, and in order to access the synergies, we believe we will incur integration related expenses including real estate, severance and those types of things, somewhere between $250 million and $300 million pretax between ‘13, ‘14 and ‘15, all of which will be reported below the line outside of any operating earnings per share projection we give you.

Why are we confident in the synergies? Well, you can look at deal comps, comparables. The $400 million doesn’t represent anymore than 15% of the target’s SG&A load, and if you look at how we think we’re going to get it, it seems very real and very tangible, a lot of it coming -- a third of it coming purely from pure overlap and corporate overhead, another third coming from the fixed-cost leverage of bringing 4 million new medical members onto Aetna’s platform. And at a 50/50 fixed variable cost ratio, you can easily see the math to get you there. $1.5 billion of IT spend, we know that can rationalized and the rest of it coming from other sources -- good line of sight. Integration planning has begun and we’re very confident that we can achieve the $400 million of pretax synergies full year run rate in 2015.

We didn’t count other potential synergies. We think there’s other synergy value to this transaction. Clearly, with $15 billion in combined pharmacy spend, we can have a better conversation with either one of our two PBM providers. They’re there with Medco; we’re with CVS Caremark, as you know.

We believe that we can bring a lot of value to their customer base because they have not traditionally played in the ancillary products, the group insurance product, vision, dental, behavioral. Aetna has a full suite of ancillary and specialty products that we can package and deliver to their customer base and we have not counted that.

And of course, if we can bring the Vitality Re technology to their capital base, we can take some of the stress off the risk-based capital ratio and get some of that risk-based capital back to you, our shareholders, which is what we’ve already done at Aetna. We have no counted that capital synergy either.

The integration planning is underway. I am the executive responsible for delivering on the successful closure and integration of the transaction. We have a full-time integration lead, Karen Rohan, the newest member of our executive committee, with a very experienced and savvy business executive who’s working day-to-day on the integration. And the Coventry team to date has been extremely cooperative and excited about joining the Aetna family, putting these two companies together to really create a new world-class organization.

So what does that mean for 2013? As I said, we’ll give you more color around this at our Investor Day on December 12 in New York. We hope to see you there, but in the meantime, what we did say on our earnings call was there’s a variety of factors, as there always is, that colors your outlook for the following year.

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Important Information For Investors And Stockholders

This transcript does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Aetna Inc. (“Aetna”) has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (File No. 333-184041), including Amendment No. 1 thereto, containing a proxy statement/prospectus, and Coventry Health Care, Inc. (“Coventry”) has filed with the SEC a proxy statement/prospectus, and each of Aetna and Coventry has filed and will file other documents with respect to the proposed acquisition of Coventry. The registration statement was declared effective on October 18, 2012, and Aetna and Coventry commenced mailing the definitive proxy statement/prospectus to Coventry stockholders on or about October 19, 2012. INVESTORS AND SECURITY HOLDERS OF COVENTRY ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the definitive proxy statement/prospectus and other documents filed with the SEC by Aetna or Coventry through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Aetna are available free of charge on Aetna’s internet website at www.aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-8204. Copies of the documents filed with the SEC by Coventry are available free of charge on Coventry’s internet website at www.cvty.com or by contacting Coventry’s Investor Relations Department at 301-581-5430.

Aetna, Coventry, their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Coventry is set forth in its Annual Report on Form 10-K for the year ended December 31, 2011, which was filed with the SEC on February 28, 2012, its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 6, 2012, and its Current Report on Form 8-K, which was filed with the SEC on May 31, 2012. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2011, which was filed with the SEC on February 24, 2012, its proxy statement for its 2012 annual meeting of shareholders, which was filed with the SEC on April 9, 2012, and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, which was filed with the SEC on October 25, 2012. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive proxy statement/prospectus and other relevant materials filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

This transcript may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. Statements in this transcript that are forward-looking, including Aetna’s projections as to 2013 Medicare growth, the financial and operational impacts and benefits of the proposed Coventry transaction, the synergies that may result from the proposed transaction, the integration of the proposed transaction, operating earnings, weighted average diluted shares, operating earnings per share, fourth quarter 2012 financial and operating performance, medical membership, commercial medical cost trend, commercial medical benefit ratio, business segment operating SG&A ratio, net subsidiary dividends, excess cash flow generation, 2013 challenges and opportunities, and the impact of the pending transaction on any of these metrics, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Aetna’s control.

Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to - the implementation of health care reform legislation; the timing to consummate the proposed acquisition of Coventry, the risk that a condition to closing of the proposed acquisition may not be satisfied; the risk that a regulatory approval for the proposed acquisition is delayed, is not obtained or is subject to conditions that are not anticipated; our ability to achieve the synergies and value creation contemplated by the proposed acquisition; our ability to promptly and effectively integrate Coventry’s businesses; the diversion of management time on acquisition related issues; and changes in Aetna’s future cash requirements, capital requirements, results of operations, financial condition and/or cash flows. Health care reform will significantly impact our business operations and financial results, including our medical benefit ratios. Components of the legislation will be phased in over the next six years, and we will be required to dedicate material resources and incur material expenses during that time to implement health care reform. Many significant parts of the legislation, including health insurance exchanges, Medicaid expansion, the scope of “essential benefits,” employer penalties and the implementation of minimum medical loss ratios, require further guidance and clarification both at the federal level and/or in the form of regulations and actions by state legislatures to implement the law. In addition, pending efforts in the U.S. Congress to repeal, amend, or restrict funding for various aspects of health care reform, and the possibility of additional litigation challenging aspects of the law continue to create additional uncertainty about the ultimate impact of health care reform. As a result, many of the impacts of health care reform will not be known for the next several years. Other important risk factors include - adverse and less predictable economic conditions in the U.S. and abroad (including unanticipated levels of, or increases in the rate of, unemployment); adverse changes in health care reform and/or other federal or state government policies or regulations as a result of health care reform or otherwise (including legislative, judicial or regulatory measures that would affect our business model, restrict funding for or amend various aspects of health care reform, limit our ability to price for the risk we assume and/or reflect reasonable costs or profits in our pricing, such as mandated minimum medical benefit ratios, eliminate or reduce ERISA pre-emption of state laws (increasing our potential litigation exposure) or mandate coverage of certain health benefits); our ability to differentiate our products and solutions from those offered by our competitors, and demonstrate that our products lead to access to better quality of care by our members; unanticipated increases in medical costs (including increased intensity or medical utilization as a result of flu, increased COBRA participation rates or otherwise; changes in membership mix to higher cost or lower-premium products or membership-adverse selection; changes in medical cost estimates due to the necessary extensive judgment that is used in the medical cost estimation process, the considerable variability inherent in such estimates, and the sensitivity of such estimates to changes in medical claims payment patterns and changes in medical cost trends; increases resulting from unfavorable changes in contracting or re-contracting with providers, and increased pharmacy costs); failure to achieve and/or delays in achieving desired rate increases and/or profitable membership growth due to regulatory review or other regulatory restrictions, the difficult economy and/or significant competition, especially in key geographic areas where membership is concentrated, including successful protests of business awarded to us; adverse changes in size, product mix or medical cost experience of membership; our ability to diversify our sources of revenue and earnings; adverse program, pricing or funding actions by federal or state government payors, including as a result of sequestration and/or curtailment or elimination of the Centers for Medicare & Medicaid Services’ star rating bonus payments; the ability to reduce administrative expenses while maintaining targeted levels of service and operating performance; the ability to successfully implement our agreement with CVS Caremark Corporation on a timely basis and in a cost-efficient manner and to achieve projected operating efficiencies for the agreement; our ability to integrate, simplify, and enhance our existing information technology systems and platforms to keep pace with changing customer and regulatory needs; the success of our health information technology initiatives; our ability to successfully integrate our businesses (including Medicity, Prodigy Health Group, PayFlex, and Genworth Financial Inc.’s Medicare Supplement business and other businesses we may acquire in the future, including Coventry) and implement multiple strategic and operational initiatives simultaneously; managing executive succession and key talent retention, recruitment and development; the outcome of various litigation and regulatory matters, including guaranty fund assessments and litigation concerning, and ongoing reviews by various regulatory authorities of, certain of our payment practices with respect to out-of-network providers and/or life insurance policies; reputational issues arising from our social media activities, data security breaches, other cybersecurity risks or other causes; the ability to develop and maintain relations with providers while taking actions to reduce medical costs and/or expand the services we offer; our ability to maintain our relationships with third party brokers, consultants and agents who sell our products; increases in medical costs or Group Insurance claims resulting from any epidemics, acts of terrorism or other extreme events; and a downgrade in our financial ratings. For more discussion of important risk factors that may materially affect Aetna, please see the risk factors contained in Aetna’s 2011 Annual Report on Form 10-K (“Aetna’s Annual Report”), Aetna’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 (Aetna’s “First Quarter 10-Q”), Aetna’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 (Aetna’s “Second Quarter 10-Q”) and Aetna’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 (together with Aetna’s First Quarter 10-Q and Second Quarter 10-Q, Aetna’s “Quarterly Reports”), each on file with the SEC. You also should read Aetna’s Annual Report and Aetna’s Quarterly Reports for a discussion of Aetna’s historical results of operations and financial condition.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, when they will occur and what impact they will have on the results of operations, financial condition or cash flows of Aetna or Coventry. Neither Aetna nor Coventry assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.